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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Epoch Holding Corporation
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
29428R103
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	636375107	Page	2	of	8

1	NAMES OF REPORTING PERSONS Bedford Oak Partners, L.P. 06-1504646

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,412,564

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,412,564 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,412,564 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.92% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

2

CUSIP No.	29428R103	Page	3	of	8

1	NAMES OF REPORTING PERSONS Bedford Oak Advisors, LLC 13-4007124

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,412,564 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,412,564 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,412,564 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.92% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

3

CUSIP No.	29428R103	Page	4	of	8

1	NAMES OF REPORTING PERSONS Harvey P. Eisen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,412,564 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,412,564 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,412,564 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.92%% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

4

Item 1(a)	Name of Issuer:

Epoch Holding Corporation (“the Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

640 5th Avenue, 18th Floor New York, NY 10019

Items 2(a) and 2(b)	Name of Person Filing and Business Office:

This statement is filed by: (i) Bedford Oak Partners, L.P. (“BOP”); (ii) Bedford Oak Advisors, LLC (“Investment Manager”) in its capacity as the investment manager of BOP and other private investment funds and (iii) Harvey P. Eisen, in his capacity as managing member of the Investment Manager. The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York 10549.

BOP, the Investment Manager and Harvey P. Eisen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(c)	Citizenship:

BOP is a Delaware limited partnership.
The Investment Manager is a Delaware limited liability company.
Mr. Eisen is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e)	CUSIP Number:

29428R103

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon 20,414,139 shares of Common Stock issued and outstanding as of February 5, 2008, as disclosed by the Company in its quarterly report filed on Form 10-Q for the period ending December 31, 2007.

Page 5 of 8 Pages

As of the close of business on December 31, 2007:

1. Bedford Oak Partners, L.P.
(a) Amount beneficially owned: -1,412,564-
(b) Percent of class: 6.92%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -1,412,564-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -1,412,564-

2. Bedford Oak Advisors, LLC
(a) Amount beneficially owned: -1,412,564-
(b) Percent of class: 6.92%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -1,412,564-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -1,412,564-

3. Harvey P. Eisen
(a) Amount beneficially owned: -1,412,564-
(b) Percent of class: 6.92%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -1,412,564-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -1,412,564-

The Investment Manager controls 1,412,564 shares of Common Stock in its capacity as the investment manager of BOP, which owns 1,412,564 shares of Common Stock. Harvey P. Eisen controls 1,412,564 shares of Common Stock in his capacity as the managing member of the Investment Manager.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable
Page 6 of 8 Pages

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:
     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008
BEDFORD OAK PARTNERS, L.P.
By: Bedford Oak Management, LLC, its
General Partner

By:	/s/ Harvey P. Eisen
	Name:	Harvey P. Eisen
	Title:	Chairman and Managing Member

BEDFORD OAK ADVISORS, LLC

By:	/s/ Harvey P. Eisen
	Name:	Harvey P. Eisen
	Title:	Chairman and Managing Member

HARVEY P. EISEN

/s/ Harvey P. Eisen

Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated February 14, 2008, by and among Bedford Oak Partners, L.P., Bedford Oak Advisors, LLC and Harvey P. Eisen.